# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIRIUS XM HOLDINGS INC., CIK 0000908937
CUSIP: 829933100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1221 Avenue of the Americas, 35th Fl., New York, New York (NY), 10020
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-221853
Filed by CIK 0000315090

## Reporting persons
- Warren E. Buffett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 117,468,573; sole dispositive power 0; shared dispositive power 117,468,573; aggregate amount beneficially owned 117,468,573 (34.6% of the class)
- Berkshire Hathaway Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 117,468,573; sole dispositive power 0; shared dispositive power 117,468,573; aggregate amount beneficially owned 117,468,573 (34.6% of the class)
- National Indemnity Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 100,157,192; sole dispositive power 0; shared dispositive power 100,157,192; aggregate amount beneficially owned 100,157,192 (29.5% of the class)
- National Fire & Marine Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 1,326,491; sole dispositive power 0; shared dispositive power 1,326,491; aggregate amount beneficially owned 1,326,491 (0.4% of the class)
- GEICO Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 93,812,102; sole dispositive power 0; shared dispositive power 93,812,102; aggregate amount beneficially owned 93,812,102 (27.7% of the class)
- Government Employees Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 93,812,102; sole dispositive power 0; shared dispositive power 93,812,102; aggregate amount beneficially owned 93,812,102 (27.7% of the class)
- Berkshire Hathaway Consolidated Pension Plan Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 10,556,408; sole dispositive power 0; shared dispositive power 10,556,408; aggregate amount beneficially owned 10,556,408 (3.1% of the class)
- BNSF Master Retirement Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); member of a group; sole voting power 0; shared voting power 3,308,255; sole dispositive power 0; shared dispositive power 3,308,255; aggregate amount beneficially owned 3,308,255 (1% of the class)
- Scott Fetzer Collective Investment Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 167,500; sole dispositive power 0; shared dispositive power 167,500; aggregate amount beneficially owned 167,500 (0.05% of the class)
- Precision Castparts Corp. Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Oregon (OR); member of a group; sole voting power 0; shared voting power 1,952,727; sole dispositive power 0; shared dispositive power 1,952,727; aggregate amount beneficially owned 1,952,727 (0.6% of the class)
- R. Ted Weschler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 788,622; shared voting power 0; sole dispositive power 788,622; shared dispositive power 22,747; aggregate amount beneficially owned 811,369 (0.24% of the class)

## Item 1. Issuer
Name of issuer: SIRIUS XM HOLDINGS INC.
Address of issuer's principal executive offices: 1221 Avenue of the Americas, 35th Fl., New York, NY 10020

## Item 2. Person Filing
Name of person filing:
Warren E. Buffett

Berkshire Hathaway Inc.

National Indemnity Company

GEICO Corporation

Government Employees Insurance Company

National Fire & Marine Insurance Company

Berkshire Hathaway Consolidated Pension Plan Master Trust

BNSF Master Retirement Trust

Precision Castparts Corp. Master Trust

Scott Fetzer Collective Investment Trust

R. Ted Weschler
Address of principal business office or, if none, residence:
Warren E. Buffett
3555 Farnam Street
Omaha, NE 68131

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

National Indemnity Company
1314 Douglas Street
Omaha, NE 68102

GEICO Corporation
One GEICO Plaza
Washington, DC 20076

Government Employees Insurance Company
One GEICO Plaza
Washington, DC 20076

National Fire & Marine Insurance Company
1314 Douglas Street
Omaha, NE 68102

Berkshire Hathaway Consolidated Pension Plan Master Trust c/o Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

BNSF Master Retirement Trust c/o BNSF Railway Company
2650 Lou Menk Drive
Fort Worth, TX 76131

Precision Castparts Corp. Master Trust c/o Precision Castparts Corp.
5885 Meadows Road
Lake Oswego, OR 97035

Scott Fetzer Collective Investment Trust c/o Marmon Holdings, Inc.
181 West Madison St.
Chicago, IL 60602

R. Ted Weschler
404 East Main Street
Charlotesville, VA 22902
Citizenship: Warren E. Buffett (United States Citizen); Berkshire Hathaway Inc. (Delaware); National Indemnity Company (Nebraska); GEICO Corporation (Delaware); Government Employees Insurance Company (Nebraska); National Fire & Marine Insurance Company (Nebraska); Berkshire Hathaway Consolidated Pension Plan Master Trust (Nebraska); BNSF Master Retirement Trust (Texas); Precision Castparts Corp. Master Trust (Oregon); Scott Fetzer Collective Investment Trust (Delaware); R. Ted Weschler (United States Citizen)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), employee benefit plan or endowment fund (EP), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
Percent of class: See the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (02/14/2025)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Chairman of the Board (02/14/2025)
- National Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- National Fire & Marine Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- GEICO Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Government Employees Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Berkshire Hathaway Consolidated Pension Plan Master Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- BNSF Master Retirement Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Scott Fetzer Collective Investment Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Precision Castparts Corp. Master Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- R. Ted Weschler: /s/ R. Ted Weschler, R. Ted Weschler (02/14/2025)